Form 40-F/A
period 2002-12-31
MANULIFE FINANCIAL CORP
filed 2003-05-05
CIK 1086888

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

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

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[ ] Audited annual financial statements

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

Yes _____           82-________           No __X___

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X___                 No_____

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements which are made pursuant to the “safe harbour”provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of the Company and generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,”“estimate,” “anticipate,” “believe,” or “continue”or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, the Company’s ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Investors and others are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements.

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

MANULIFE FINANCIAL CORPORATION

By: /s/ "Christer V. Ahlvik"

Christer V. Ahlvik
Vice President, Corporate Law and
Corporate Secretary

Date:	May 2, 2003

CERTIFICATION

I, Dominic D'Alessandro, certify that:

1.	I have reviewed this annual report on Form 40-F of Manulife Financial Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 2, 2003

/s/ "Dominic D'Alessandro"
Dominic D'Alessandro
President and Chief Executive Officer

CERTIFICATION

I, Peter H. Rubenovitch, certify that:

1.	I have reviewed this annual report on Form 40-F of Manulife Financial Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 2, 2003

/s/ "Peter H. Rubenovitch"
Peter H. Rubenovitch
Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Description

Ex. 99.1	2002 Annual Information Form