Form 40-F
period 2003-12-31
MANULIFE FINANCIAL CORP
filed 2004-04-01
CIK 1086888

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended      December 31, 2003      Commission File Number      1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

N/A

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

200 Bloor Street East, NT 11, Toronto, Ontario, Canada, M4W 1E5 (416) 926-3000

(Address and telephone number of Registrant’s principal executive offices)

James Gallagher, Manulife Financial Corporation, 73 Tremont Street, Suite 1300
Boston, Massachusetts, 02108-3915 USA (617) 854-8614

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

462,709,131 Common Shares were outstanding on December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Identification of Audit and Risk Management Committee

Each of the following directors is a member of the Audit and Risk Management Committee:

Kevin E. Benson	Robert E. Dineen, Jr	Thomas E. Kierans
Lino J. Celeste	Allister P. Graham	Arthur R. Sawchuk

Audit Committee Financial Expert

The Board of Directors of Manulife Financial Corporation (the “Company”) has determined that each of Messrs. Benson, Celeste, Dineen, Graham, Kierans and Sawchuk (the “Financial

Experts”) has the necessary qualifications to be designated as an Audit Committee Financial Expert (within the meaning of applicable U.S. Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company.

Code of Ethics

The Company has adopted a code of business conduct and ethics that applies to all directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The code of business conduct and ethics is available on our website at www.manulife.com/governance/corporate2.nsf/Public/corporategovernance.html.

Principal Accountant Fees and Services

For 2003, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $10.6 million, compared with $8.9 million in 2002.

	Year ended	Year ended
($Millions)	December 31, 2003	December 31, 2002

Audit fees	$7.5	$6.1
Audit — related fees	.5	.6
Tax fees	2.2	.9
All other fees	.4	1.3

	$10.6	$8.9 *

*	Amount has been updated to include out-of-pocket expenses.

Audit Fees

Fees for audit services totaled approximately $7.5 million in 2003 and approximately $6.1 million in 2002, including fees associated with the annual audit, the reviews of the Company’s quarterly reports and statutory audits required internationally.

Audit Related Fees

Fees for audit-related services totaled approximately $0.5 million in 2003 and approximately $0.6 million in 2002. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.

Tax Fees

Fees for tax services totaled approximately $2.2 million in 2003 and approximately $0.9 million in 2002. Fees for tax services include tax compliance, tax planning and tax advice services (including expatriate services).

All Other Fees

Fees for all other services not included above, totaled approximately $0.4 million in 2003 and $1.3 million in 2002.

All audit and non-audit services provided to the Company have been pre-approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

Tabular Disclosure of Contractual Obligations

The disclosure provided under the heading “Contractual Obligations” on page 34 of Exhibit 2 hereto (Management’s Discussion and Analysis) is incorporated by reference herein.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ “Christer V. Ahlvik”

Christer V. Ahlvik
Vice President, Corporate Law and
Corporate Secretary

Date:   April 1, 2004

EXHIBITS

1.	Consolidated Financial Statements for the Year Ended December 31, 2003

2.	Management’s Discussion and Analysis for the year ended December 31, 2003

3.	Renewal Annual Information Form for the year ended December 31, 2003

4.	Report on Disclosure Controls and Changes in Internal Control over Financial Reporting

5.	Auditors’ Consent

6.	Consent of Appointed Actuary

7.	Certification required by Rule 13a-14(b) or rules 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

	a	Chief Executive Officer

	b	Chief Financial Officer

8.	Certification required by Rules 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	a	Chief Executive Officer

	b	Chief Financial Officer