Form 40-F/A
period 2003-12-31
MANULIFE FINANCIAL CORP
filed 2004-09-16
CIK 1086888

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

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

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☑ Audited annual financial statements

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

Yes	82-	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Identification of Audit and Risk Management Committee

Each of the following directors is a member of the Audit and Risk Management Committee:

Kevin E. Benson Lino J. Celeste Richard B. DeWolfe	Robert E. Dineen, Jr Allister P. Graham	Thomas E. Kierans Arthur R. Sawchuk

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

Principal Accountant Fees and Services

For 2003, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $10.6 million, compared with $8.9 million in 2002.

	Year ended	Year ended
($Millions)	December 31, 2003	December 31, 2002
Audit fees	$7.5	$6.1
Audit —related fees	.5	.6
Tax fees	2.2	.9
All other fees	.4	1.3

	$10.6	$8.9 *

*	Amount has been updated to include out-of-pocket expenses.

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

The Audit and Risk Management Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit and Risk Management Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit and Risk Management Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit and Risk Management Committee, or by a member of the Audit and Risk Management Committee appointed by the Audit and Risk Management Committee.

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

MANULIFE FINANCIAL CORPORATION
By:	/s/ Christer V. Ahlvik
Christer V. Ahlvik
Vice President, Corporate Law and Corporate Secretary

Date:  September 15, 2004

EXHIBITS

1.	Cover letter

2.	Audited Financial Statements for the Year Ended December 31, 2003 - Amended

3.	Auditors’ Consent

4.	Certification required by Rule 13a-14(b) or rules 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

a.	Chief Executive Officer

b.	Chief Financial Officer

5.	Certification required by Rules 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

a.	Chief Executive Officer

b.	Chief Financial Officer