Form 40-F/A
period 2003-12-31
MANULIFE FINANCIAL CORP
filed 2005-02-03
CIK 1086888

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Form 40-F/A

(Amendment No. 2)

[Check one]

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 Commission File Number_1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))
Canada
(Province or other jurisdiction of incorporation or organization)
6311
(Primary Standard Industrial Classification Code Number (if applicable))
98-0361647
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

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☐ Audited annual financial statements

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

Yes ☐	82- ☐	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Explanation of Amendment

Manulife Financial Corporation (the “Company”) is filing this Form 40-F/A (“Form 40-F/A”) as Amendment No. 2 to the Company’s annual information form on Form 40-F/A for the year ended December 31, 2003 that was originally filed with the Securities and Exchange Commission on April 1, 2004 for the purpose of updating the Company’s public disclosure record to include disclosure relating to the Company’s merger with John Hancock Financial Services, Inc. Please see the explanatory cover letter attached as Exhibit No. 1 to Amendment No. 2 of the Form 40-F/A.

Identification of Audit and Risk Management Committee

Each of the following directors is a member of the Audit and Risk Management Committee:

Kevin E. Benson	Robert E. Dineen, Jr	Thomas E. Kierans
Lino J. Celeste	Allister P. Graham	Arthur R. Sawchuk
Richard B. DeWolfe

Audit Committee Financial Expert

The Board of Directors of the Company has determined that each of Messrs. Benson, Celeste, Dineen, Graham, Kierans and Sawchuk (the “Financial Experts”) has the necessary qualifications to be designated as an Audit Committee Financial Expert (within the meaning of applicable U.S. Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Company.

Code of Ethics

The Company has adopted a code of business conduct and ethics that applies to all directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The code of business conduct and ethics is available on our website at www.manulife.com/governance/corporate2.nsf/Public/corporategovernance.html.

Principal Accountant Fees and Services

For 2003, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $10.6 million, compared with $8.9 million in 2002.

	Year ended	Year ended
($Millions)	December 31, 2003	December 31, 2002

Audit fees	$7.5	$6.1

Audit –related fees	.5	.6

Tax fees	2.2	.9

All other fees	.4	1.3

	$10.6	$8.9

Audit Fees

Fees for audit services totaled approximately $7.5 million in 2003 and approximately $6.1 million in 2002, including fees associated with the annual audit, the reviews of the Company’s quarterly reports and statutory audits required internationally.

UNDERTAKING
SIGNATURES
EXHIBITS
EX-1
EX-2(a)
EX-2(b)
EX-3(a)
EX-3(b)
EX-4(a)
EX-4(b)
EX-6

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

Tabular Disclosure of Contractual Obligations

The disclosure is provided under the heading “Contractual Obligations” on page 34 of Exhibit 2 (Management’s Discussion and Analysis) to Form 40-F/A filed on September 16, 2004.

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
Christer V. Ahlvik
Vice President, Corporate Law and Corporate Secretary

Date: February 2, 2005

EXHIBITS

1.		Cover letter

2.	a.	Revised Renewal Annual Information Form for the Year Ended December 31, 2003 updated to include certain information as of January 11, 2005

	b.	Black lined Revised Renewal Annual Information Form for the Year Ended December 31, 2003 updated to include certain information as of January 11, 2005

3.	Certification required by Rule 13a-14(b) or rules 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

	a.	Chief Executive Officer

	b.	Chief Financial Officer

4.		Certification required by Rules 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

a.	Chief Executive Officer

b.	Chief Financial Officer

5.	Parts I and II on pages 3 to 203 of John Hancock Financial Services, Inc. Annual Report on Form 10-K (filed with the U.S. Securities and Exchange Commission on March 15, 2004)

6.	Auditors’ Consents