Form 40-F/A
period 2003-12-31
MANULIFE FINANCIAL CORP
filed 2005-02-03
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F/A

(Amendment No. 3)

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

Yes  ☐                    82-                                        No  ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑                    No  ☐

Explanation of Amendment

Manulife Financial Corporation (the “Company”) is filing this Form 40-F/A (“Form 40-F/A”) as Amendment No. 3 to the Company’s annual information form on Form 40-F/A for the year ended December 31, 2003 that was originally filed with the Securities and Exchange Commission on April 1, 2004 and Amendment No. 2 to the Form 40-F/A filed on January 31, 2005 for the purpose of revising the number of years of historical information of John Hancock Financial Services, Inc. incorporated by reference in the Form 40-F/A to include the 2001 year as well as the 2002 and 2003 years. Please see the explanatory cover letter attached as Exhibit No. 1 to Amendment No. 3 of the Form 40-F/A.

Identification of Audit and Risk Management Committee

Each of the following directors is a member of the Audit and Risk Management Committee:

Kevin E. Benson	Robert E. Dineen, Jr	Richard B. DeWolfe
Lino J. Celeste	Allister P. Graham	Thomas E. Kierans
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

Principal Accountant Fees and Services

For 2003, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $10.6 million, compared with $8.9 million in 2002.

	Year ended	Year ended
($ Millions)	December 31, 2003	December 31, 2002
Audit fees	$7.5	$6.1
Audit-related fees	.5	.6
Tax fees	2.2	.9
All other fees	.4	1.3

	$10.6	$8.9

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

MANULIFE FINANCIAL CORPORATION

By:	Christer V. Ahlvik Christer V. Ahlvik Vice President, Corporate Law and Corporate Secretary
Date: February 3, 2005

EXHIBITS

1.	Cover letter

2.	a.	Revised Renewal Annual Information Form for the Year Ended December 31, 2003 updated to include certain information as of January 28, 2005

	b.	Black lined Revised Renewal Annual Information Form for the Year Ended December 31, 2003 updated to include certain information as of January 28, 2005

3.	Certification required by Rule 13a-14(b) or rules 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

a.	Chief Executive Officer

b.	Chief Financial Officer

4.	Certification required by Rules 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

a.	Chief Executive Officer

b.	Chief Financial Officer

5.	Parts I and II on pages 3 to 203 of John Hancock Financial Services, Inc. Annual Report on Form 10-K (filed with the U.S. Securities and Exchange Commission on March 15, 2004)

6.	Auditors’ Consents