Form 40-F
period 2004-12-31
MANULIFE FINANCIAL CORP
filed 2005-03-29
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Canada	6311	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number
	(if applicable))	(if applicable))

200 Bloor Street East, NT 11, Toronto, Ontario, Canada M4W 1E5
(416) 926-3000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

James Gallagher, Manulife Financial Corporation, 601 Congress Street, Boston MA 02210
(617) 572-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 807,562,047 common shares

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a)     Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)     Disclosure Controls and Procedures. As of the end of Manulife Financial Corporation’s (the “Company”) fiscal year ended December 31, 2004, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out under the supervision and with the participation of the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

(c)     Changes in Internal Control Over Financial Reporting. No change in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Audit Committee Financial Expert.

The Board of Directors of Manulife Financial Corporation (the “Company”) has determined that each of Messrs. Benson, Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable U.S. Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The disclosure provided under the heading “Audit & Risk Management Committee” on page 41 of the Company’s Renewal Annual Information Form, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing on the Company’s website at:

http://www.manulife.com/corporate/corporate2.nsf/LookupFiles/DownloadableFileCorporateGovernance-CodeofBusinessConduct/$File/businessConductEthics.pdf

40-F2

The Code was amended as of February 10, 2005 to combine the existing codes of the Company and John Hancock Financial Services, Inc.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2004 and 2003. The increase in fees in 2004 is due to the merger with John Hancock Financial Services, Inc. and primarily relates to annual audit fees of the Company’s new subsidiaries and fees incurred with respect to the transaction itself.

	Year ended	Year ended
(Canadian $ in millions)	December 31, 2004	December 31, 2003
Audit fees	$23.9	$7.5
Audit-related fees	1.1	0.5
Tax fees	0.9	2.2
All other fees	0.4	0.4

	$26.3	$10.6

Audit Fees
Fees for audit services totaled approximately Canadian $23.9 million in 2004 and approximately Canadian $7.5 million in 2003, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees
Fees for audit-related services totaled approximately Canadian $1.1 million in 2004 and approximately Canadian $0.5 million in 2003. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.

Tax Fees
Fees for tax services totaled approximately Canadian $0.9 million in 2004 and approximately Canadian $2.2 million in 2003. Fees for tax services include tax compliance, tax planning and tax advice services.

All Other Fees
Fees for all other services not included above totaled approximately Canadian $0.4 million in 2004 and Canadian $0.4 million in 2003.

Pre-Approval Policies and Procedures.

The Audit and Risk Management Committee (“Audit Committee”) reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually

40-F3

reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure has been provided under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit and Risk Management Committee.

The registrant has a separately-designated standing audit committee, called the Audit and Risk Management Committee, established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Risk Management Committee are:

Kevin E. Benson	Lino J. Celeste	Richard B. DeWolfe
Robert E. Dineen, Jr	Allister P. Graham	Thomas E. Kierans
Arthur R. Sawchuk

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

Based on the standards established by the New York Stock Exchange, the Board of Directors of the Company has determined that all but one member of the Board is independent. Dominic D’Alessandro, the Company’s President and Chief Executive Officer, is not an independent Director. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.

40-F4

Presiding Director at Meetings of Non-Management Directors

Each meeting of the Board and of its Committees is followed by an in camera meeting at which the independent Chair of the Board or the independent Chair one of the Committees of the Board acts as Chair of the meeting.

Communication with Non-Management Directors

Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company, 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

Corporate Governance Guidelines

The Company has established corporate governance guidelines in accordance with the requirements of the New York Stock Exchange. These guidelines, which the Company calls Corporate Governance Practices, are available for viewing on the Company’s website at:

http://www.manulife.com/corporate/corporate2.nsf/LookupFiles/GovernanceStatement/$File/Statement2004.pdf

The Company’s corporate governance practices meet or exceed the domestic issuer corporate governance requirements of the New York Stock Exchange Rules.

Board Committee Charters

The Company has established Board committee charters in accordance with the requirements of the New York Stock Exchange, which are available for viewing on the Company’s website at:

http://www.manulife.com/corporate/corporate2.nsf/Public/directorsandcommittees.html

Requests for copies of these documents should be made by contacting the Corporate Secretary at the head office of the Company.

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking.

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

B.     Consent to Service of Process.

     The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2005.

Manulife Financial Corporation
By:	/s/ Christer V. Ahlvik
	Name:	Christer V. Ahlvik
	Title:	Vice President, Corporate Law and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description
99.1	Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Auditors

99.9	Consent of Appointed Actuary

99.10	Sections of the 2004 Annual Report entitled “Business of the Annual Meeting — Appointment of Auditors”, “Board of Directors”, “Statement of Corporate Governance Practices”, “Risk Management” and “Principal Subsidiaries” (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.11	Annual Report of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-K for the twelve months ended December 31, 2003, filed on March 15, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.12	Quarterly Statement of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-Q for the three months ended March 31, 2004, filed on June 7, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.13	Code of Business Conduct and Ethics (Amended as of February 10, 2005)