Form 40-F/A
period 2003-12-31
MANULIFE FINANCIAL CORP
filed 2005-04-21
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F/A

(Amendment No. 4)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Canada	6311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

200 Bloor Street East, NT 11, Toronto, Ontario, Canada  M4W 1E5

(416) 926-3000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

James Gallagher, Manulife Financial Corporation, 601 Congress Street, Boston MA  02210

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

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,709,131 common shares

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Explanation of Amendment

On April 21, 2005, Manulife Financial Corporation (the “Company”) filed along with John Hancock Life Insurance Company (the “Life Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission relating to the sale, following the effectiveness of such registration statement, of certain medium term notes (“SignatureNotes”) by the Life Company and the Company’s full and unconditional subordinated guarantee of the Life Company’s payment obligations in respect thereof. On April 21, 2005, the Company also filed along with John Hancock Variable Life Variable Life Insurance Company (the “Variable Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission relating to the sale of fixed investment period options under deferred annuity contracts that contain a market value adjustment feature (“MVAs”) of the Variable Company (which contracts and MVAs are to be sold following the effectiveness of such registration statement) and the Company’s full and unconditional subordinated guarantee of the Variable Company’s payment obligations in respect thereof. The Company is filing this Fourth Amended Form 40-F/A (“Form 40-F/A”) for the year ended December 31, 2003, in order to amend note 17 of the audited comparative consolidated financial statements for the years ended December 31, 2003 and 2002 to include a new subpart (g), which contains certain condensed consolidating financial information, in relation to the registration of the SignatureNotes and MVAs and the related subordinated guarantees of the Company.

Principal Documents

The following documents, filed or previously filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2003 (Note 17 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP));

(b)	Revised Renewal Annual Information Form, dated March 30, 2004, for the fiscal year ended December 31, 2003 and refiled February 3, 2005 (previously filed); and

(c)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003 (previously filed).

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities

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

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available on the Company website at www.manulife.com/governance/corporate2.nsf/Public/corporategovernance.html.

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

Pre-Approval Policies and Procedures

All audit and non-audit services provided to the Company have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

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

Tabular Disclosure of Contractual Obligations

The required disclosure has been provided under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Christer V. Ahlvik
Christer V. Ahlvik
Vice President, Corporate Law and Corporate Secretary

Date: April 21, 2005

EXHIBITS

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2003 (Note 17 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.2*	Revised Renewal Annual Information Form, dated March 30, 2004 for the fiscal year ended December 31, 2003 as refiled on February 3, 2005

99.3*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Independent Registered Public Accounting Firms

99.9*	Consent of Appointed Actuary

99.10*	Sections of the Company’s Notice of Annual Meeting and Proxy Circular dated March 10, 2004 entitled “Board of Directors” (incorporated by reference into the Revised Renewal Annual Information Form dated March 30, 2004 for the fiscal year ended December 31, 2003 and as refiled on February 3, 2005)

99.11*	Annual Report of John Hancock Financial Services, Inc. (SEC file No. 1-15607) on Form 10-K for the 12 months ended December 31, 2003, filed on March 15, 2004 (incorporated by reference into the Revised Renewal Annual Information Form, dated March 30, 2004, for the fiscal year ended December 31, 2003, as refiled on February 3, 2005)

*	Previously filed