Form 40-F/A
period 2004-12-31
MANULIFE FINANCIAL CORP
filed 2005-04-21
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Explanation of Amendment

On April 21, 2005, Manulife Financial Corporation (the “Company”) filed along with John Hancock Life Insurance Company (the “Life Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission relating to the sale, following the effectiveness of such registration statement, of certain medium term notes (“SignatureNotes”) by the Life Company and the Company’s full and unconditional subordinated guarantee of the Life Company’s payment obligations in respect thereof. On April 21, 2005, the Company also filed along with John Hancock Variable Life Variable Life Insurance Company (the “Variable Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission relating to the sale of fixed investment period options under deferred annuity contracts that contain a market value adjustment feature (“MVAs”) of the Variable Company (which contracts and MVAs are to be sold following the effectiveness of such registration statement) and the Company’s full and unconditional subordinated guarantee of the Variable Company’s payment obligations in respect thereof. The Company is filing this First Amended Form 40-F/A (“Form 40-F/A”) for the year ended December 31, 2004, in order to amend note 23 of the audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003 to include a new subpart (i), which contains certain condensed consolidating financial information, in relation to the registration of the SignatureNotes and MVAs and the related subordinated guarantees of the Company.

Principal Documents

The following documents, filed or previously filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004 (previously filed);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004 (previously filed); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

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

40-F2

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 21, 2005.

Manulife Financial Corporation
By:	/s/ Christer V. Ahlvik
Name:	Christer V. Ahlvik
Title:	Vice President, Corporate Law and Corporate Secretary

40-F3

EXHIBIT INDEX

Exhibit	Description

99.1*	Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004

99.2*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Independent Registered Public Accounting Firms

99.9*	Consent of Appointed Actuary

99.10*	Sections of the 2004 Annual Report entitled “Business of the Annual Meeting – Appointment of Auditors”, “Board of Directors”, “Statement of Corporate Governance Practices”, “Risk Management” and “Principal Subsidiaries” (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.11*	Annual Report of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-K for the twelve months ended December 31, 2003, filed on March 15, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.12*	Quarterly Statement of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-Q for the three months ended March 31, 2004, filed on June 7, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

Exhibit	Description

99.13*	Code of Business Conduct and Ethics (Amended as of February 10, 2005)

*	Previously filed