Form 40-F/A
period 2004-12-31
MANULIFE FINANCIAL CORP
filed 2005-06-27
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

200 Bloor Street East, NT 11, Toronto, Ontario, Canada M4W 1E5
(416) 926-3000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

James Gallagher, Manulife Financial Corporation, 601 Congress Street, Boston MA 02210
(617) 572-6000

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

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

Yes☐     No☒

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes☒     No☐

Explanation of Amendment

     Manulife Financial Corporation (the “Company”) is filing this Second Amended Form 40-F/A for the year ended December 31, 2004, in order to file a revised Management’s Discussion and Analysis (“Revised 2004 MD&A”) for the fiscal year ended December 31, 2004. The Revised 2004 MD&A is identical to that filed by the Company with the Form 40-F on March 29, 2005 except (1) the contractual obligations table on page 76 has been revised to include estimated cash flows with respect to (i) general fund policyholder liabilities and (ii) bank deposits and consumer notes, (2) supplemental information has been added at the end of the Reinsurance Division discussion on page 60, and (3) cross references and page numbers have been revised where appropriate. The Revised 2004 MD&A was prepared as a result of comments the Company received from the Commission’s Division of Corporation Finance.

     Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

40-F2

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 27, 2005.

Manulife Financial Corporation
By:	/s/ Christer V. Ahlvik
	Name:	Christer V. Ahlvik
	Title:	Vice President, Corporate Law and Corporate Secretary

40-F3

EXHIBIT INDEX

Exhibit	Description

99.1*	Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004

99.3*	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6*	Section 1350 Certification of Chief Executive Officer

99.7*	Section 1350 Certification of Chief Financial Officer

99.8*	Consent of Independent Registered Public Accounting Firms

99.9*	Consent of Appointed Actuary

99.10*	Sections of the 2004 Annual Report entitled “Business of the Annual Meeting – Appointment of Auditors”, “Board of Directors”, “Statement of Corporate Governance Practices”, “Risk Management” and “Principal Subsidiaries” (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.11*	Annual Report of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-K for the twelve months ended December 31, 2003, filed on March 15, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.12*	Quarterly Statement of John Hancock Financial Services, Inc. (SEC File No. 1-15607) on Form 10-Q for the three months ended March 31, 2004, filed on June 7, 2004 (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2005, for the fiscal year ended December 31, 2004)

99.13*	Code of Business Conduct and Ethics (Amended as of February 10, 2005)

*	Previously filed