Form 40-F
period 2005-12-31
MANULIFE FINANCIAL CORP
filed 2006-03-23
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
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
James Gallagher, Manulife Financial Corporation, 601 Congress Street, Boston, MA 02210-2805
(617) 663-3000
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

Common Shares	792,057,203
Class A Shares, Series 1	14,000,000
Class A Shares, Series 2	14,000,000
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
Yes ☑ No ☐

Principal Documents
The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:
(a)	Renewal Annual Information Form, dated March 21, 2006, for the fiscal year ended December 31, 2005;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).
40-F1

Certifications and Disclosure Regarding Controls and Procedures.
(a) Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of Manulife Financial Corporation’s (the “Company”) fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out under the supervision and with the participation of the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
(c) Changes in Internal Control Over Financial Reporting. No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Audit Committee Financial Expert.
The Board of Directors of the Company has determined that each of Messrs. Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The disclosure provided under the heading “Audit & Risk Management Committee” in the Company’s Renewal Annual Information Form, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.
Code of Ethics.
The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at:
http://www.manulife.com/corporate/corporate2.nsf/LookupFiles/DownloadableFileCorporateGovernance-Cod eofBusinessConduct/$File/businessConductEthics.pdf
40-F2

Principal Accountant Fees and Services.
The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2005 and 2004.

	Year ended	Year ended
(Canadian $ in millions)	December 31, 2005	December 31, 2004

Audit fees	$18.8	$23.9
Audit-related fees	0.6	1.1
Tax fees	0.6	0.9
All other fees	0.1	0.4

	$20.1	$26.3

Audit Fees
Fees for audit services totaled approximately Canadian $18.8 million in 2005 and approximately Canadian $23.9 million in 2004, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totaled approximately Canadian $0.6 million in 2005 and approximately Canadian $1.1 million in 2004. Audit-related services include consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.
Tax Fees
Fees for tax services totaled approximately Canadian $0.6 million in 2005 and approximately Canadian $0.9 million in 2004. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totaled approximately Canadian $0.1 million in 2005 and Canadian $0.4 million in 2004.
Pre-Approval Policies and Procedures.
     The Audit and Risk Management Committee (“Audit Committee”) reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services (the “Protocol”). Under the Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

40-F3

All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit Committee pursuant to the Protocol. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
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
Identification of the Audit and Risk Management Committee.
The registrant has a separately-designated standing audit committee, called the Audit and Risk Management Committee, established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Risk Management Committee are:

Arthur R. Sawchuk	Lino J. Celeste	Richard B. DeWolfe
Robert E. Dineen, Jr	Allister P. Graham	Thomas E. Kierans
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
Independence of Directors
Based on the standards established by the New York Stock Exchange, the Board of Directors of the Company has determined that all but one member of the Board is independent. Dominic D’Alessandro is not independent because he is the Company’s President and Chief Executive Officer. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.
Presiding Director at Meetings of Non-Management Directors
Each meeting of the Board and of its Committees is followed by an in camera meeting at which the independent Chair of the Board or the independent Chair of one of the Committees of the Board acts as Chair of the meeting.
Communication with Non-Management Directors
Shareholders wishing to contact non-management Directors of the Company may write to

40-F4

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
http://www.manulife.com/corporate/corporate2.nsf/Public/corporategovernance.html
The Company’s corporate governance practices comply with the domestic issuer corporate governance requirements of the New York Stock Exchange Rules.
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

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking.
     The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
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
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 23, 2006.

Manulife Financial Corporation

By:	/s/ Angela K. Shaffer

Name: Angela K. Shaffer
Title: Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Renewal Annual Information Form, dated March 21, 2006, for the fiscal year ended December 31, 2005

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Auditors

99.9	Consent of Appointed Actuary

99.10	Sections of the Proxy Circular and 2005 Annual Report entitled “Business of the Annual Meeting”, “Board of Directors”, “Statement of Corporate Governance Practices”, and “Principal Subsidiaries” (Incorporated by reference into the Renewal Annual Information Form, dated March 21, 2006, for the fiscal year ended December 31, 2005)