Form 40-F
period 2006-12-31
MANULIFE FINANCIAL CORP
filed 2007-03-27
CIK 1086888

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission file number 1-14942
MANULIFE FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6311 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)
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
☑Annual Information Form             ☑ Audited Annual Financial Statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	1,547,024,631

Class A Shares, Series 1	14,000,000

Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000
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
Yes ☑    No    ☐

Principal Documents
The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:
(a)	Renewal Annual Information Form, dated March 19, 2007, for the fiscal year ended December 31, 2006;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40-F1

Certifications and Disclosure Regarding Controls and Procedures.
(a) Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of Manulife Financial Corporation’s (the “Company”) fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out under the supervision and with the participation of the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Management’s Report on Internal Control over Financial Reporting” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as Exhibit 99.3 to this Annual Report on Form 40-F.
(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as Exhibit 99.3 to this Annual Report on Form 40-F.
(e) Changes in Internal Control Over Financial Reporting. No change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

40-F2

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
http://www.manulife.com/corporate/corporate2.nsf/LookupFiles/DownloadableFileCorporateGovernance-Cod eofBusinessConduct/$File/businessConductEthics.pdf
Since the adoption of the Code, there have not been any amendments to the Code, other than technical or administrative amendments, nor have there been any waivers, including implied waivers, from any provision of the Code.
Principal Accountant Fees and Services.
The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2006 and 2005.

(Canadian $ in millions)	Year ended	Year ended
	December 31, 2006	December 31, 2005
Audit fees [1]	$27.6	$18.8
Audit-related fees [2]	0.8	0.6
Tax fees [3]	0.2	0.6
All other fees [4]	0.1	0.1

	$28.7	$20.1

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.

[2]	Includes consultations concerning financial accounting and reporting standards, due diligence in connection with mergers and acquisitions and audits in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.

[4]	Includes work relating to accident and health claims.
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

40-F3

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
Off-Balance Sheet Arrangements.
In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as Exhibit 99.3 to this Annual Report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:
Note 6(d)     Securities Lending
Note 17       Variable Interest Entities
Note 18       Commitments and Contingencies
Note 20       Derivative Financial Instruments
Tabular Disclosure of Contractual Obligations.
The required disclosure has been provided under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit and Risk Management Committee.
The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Richard B. DeWolfe	Lino J. Celeste	Thomas P. d’Aquino
Robert E. Dineen, Jr	Allister P. Graham	Thomas E. Kierans
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
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2007.

Manulife Financial Corporation

By: Name: Title:	/s/Angela K. Shaffer Angela K. Shaffer Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Renewal Annual Information Form, dated March 19, 2007, for the fiscal year ended December 31, 2006

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Auditors

99.9	Consent of Appointed Actuary

99.10	Sections of the Proxy Circular and 2006 Annual Report entitled “Business of the Annual Meeting”, “Board of Directors”, “Statement of Corporate Governance Practices”, “Risk Management”, “Critical Accounting and Actuarial Policies” and “Principal Subsidiaries” (Incorporated by reference into the Renewal Annual Information Form, dated March 19, 2007, for the fiscal year ended December 31, 2006)