Form 40-F
MANULIFE FINANCIAL CORP
filed 2008-03-28
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission file number 1-14942

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

Common Shares	1,500,956,505

Class A Shares, Series 1	14,000,000

Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Renewal Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as Exhibit 99.2 to this annual Report on Form 40-F.

(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

The Board of Directors of the Company has determined that each of Messrs. Celeste, DeWolfe, Dineen, Graham, Hand, Helms and Kierans (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The disclosure provided under the heading “Audit & Risk Management Committee” in the Company’s Renewal Annual Information Form, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at:

http://www.manulife.com/corporate/corporate2.nsf/LookupFiles/DownloadableFileCorporateGovernance-CodeofBusinessConduct/$File/businessConductEthics.pdf

40-F2

Since the adoption of the Code, there have not been any amendments to the Code, other than technical or administrative amendments, nor have there been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2007 and 2006.

(Canadian $ in millions)	Year ended December 31, 2007	Year ended December 31, 2006
Audit fees [1]	$19.8	$27.6
Audit-related fees [2]	0.5	0.8
Tax fees [3]	0.5	0.2
All other fees [4]	0	0.1

	$20.8	$28.7

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
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

40-F3

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

Note 5(d)	Securities Lending

Note 18	Variable Interest Entities

Note 19	Commitments and Contingencies

Note 21	Derivative and Hedging Instruments

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

Identification of the Audit and Risk Management Committee.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Richard B. DeWolfe	Lino J. Celeste	Scott M. Hand

Robert E. Dineen, Jr	Allister P. Graham	Luther S. Helms

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

40-F4

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

Requests for print copies of the above documents available for viewing on the Company’s website should be made by contacting the Corporate Secretary at the head office of the Company.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 27, 2008.

Manulife Financial Corporation

By:	/s/ Angela K. Shaffer
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description
99.1	Renewal Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Auditors

99.9	Consent of Appointed Actuary

99.10	Sections of the Proxy Circular and 2007 Annual Report entitled “Business of the Annual Meeting”, “Nominees for the Board of Directors”, “Statement of Corporate Governance Practices”, “Risk Management”, “Critical Accounting and Actuarial Policies” and “Principal Subsidiaries” (Incorporated by reference into the Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007)