Form 40-F/A
period 2007-12-31
MANULIFE FINANCIAL CORP
filed 2009-05-08
CIK 1086888

UNITED STATES

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

Yes  ☒    No  ☐

Explanation of Amendment

On May 8, 2009, Manulife Financial Corporation (the “Company”), along with John Hancock Life Insurance Company (U.S.A.) (the “JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”), both wholly-owned subsidiaries of the Company, filed joint registration statements with the Commission relating to the sale, following the effectiveness of such registration statements, by JHUSA and JHNY of fixed investment period options under deferred annuity contracts that contain a market value adjustment feature (“MVAs”) and by the Company of its full and unconditional subordinated guarantee of the MVAs. The Company is filing this First Amended Form 40-F/A (“Form 40-F/A”) for the year ended December 31, 2007 in order to amend note 23(e) of the audited comparative consolidated financial statements for the years ended December 31, 2007 and 2006 to include condensed consolidating financial information for both JHUSA and JHNY.

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Renewal Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007 (previously filed);

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007 (previously filed); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

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

40-F2

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

40-F4

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on May 8, 2009.

Manulife Financial Corporation

By:	/s/ Angela K. Shaffer
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1*	Renewal Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007

99.2*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Auditors

99.9*	Consent of Appointed Actuary

99.10*

Sections of the Proxy Circular and 2007 Annual Report entitled

“Business of the Annual Meeting”,

“Nominees for the Board of Directors”,

“Statement of Corporate Governance Practices”,

“Risk Management”,

“Critical Accounting and Actuarial Policies” and

“Principal Subsidiaries”

(Incorporated by reference into the Annual Information Form, dated March 27, 2008, for the fiscal year ended December 31, 2007)

*	Previously filed