Form 40-F
period 2009-12-31
MANULIFE FINANCIAL CORP
filed 2010-03-19
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number 1-14942

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

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	1,757,741,010

Class A Shares, Series 1	14,000,000

Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000

Class A Shares, Series 4	18,000,000

Class 1 Shares Series 1	14,000,000

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

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

Principal Documents

The following documents, filed as exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2009 (Note 21 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)); and

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009.

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.3 and 99.4 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this annual Report on Form 40-F.

(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

The Board of Directors of the Company has determined that each of Messrs. DeWolfe, Celeste, Dineen, Harding, Helms, Kierans and Palmer, and Ms. Bammann (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at:

40-F2

http://manulife.com/public/files/201/1/businessConductEthics2008.pdf

Since the adoption of the Code, there have not been any amendments to the Code, other than technical or administrative amendments, nor have there been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2009 and 2008.

(Canadian $ in millions)	Year ended December 31, 2009	Year ended December 31, 2008
Audit fees[1]	$23.6	$21.1
Audit-related fees[2]	0.3	0.7
Tax fees[3]	0.7	0.1

	$24.6	$21.9

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
[2]	Includes review of prospectuses, product filing registration statements and due diligence in connection with proposed or consummated acquisitions.
[3]	Includes tax compliance, tax planning and tax advice services.

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

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.1 to this Annual Report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

40-F3

Note 6	Derivative and Hedging Instruments
Note 8	Risk Management - Securities Lending and Collateral
Note 17	Variable Interest Entities
Note 18	Commitments and Contingencies

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

Identification of the Audit and Risk Management Committee.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Richard B. DeWolfe (Chair) Thomas P. d’Aquino Luther S. Helms	Linda B. Bammann Robert E. Dineen, Jr Thomas E. Kierans	Lino J. Celeste Robert J. Harding John R. V. Palmer

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

Based on the standards established by the New York Stock Exchange, the Board of Directors of the Company has determined that all but one member of the Board is independent. Donald A. Guloien is not independent because he is the Company’s President and Chief Executive Officer. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.

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

40-F4

calls Corporate Governance Practices, are available for viewing on the Company’s website at:

http://manulife.com/public/files/201/1/statementofcorpgov2008.pdf

The Company’s corporate governance practices comply with the domestic issuer corporate governance requirements of the New York Stock Exchange Rules.

Board Committee Charters

The Company has established Board committee charters in accordance with the requirements of the New York Stock Exchange, which are available for viewing on the Company’s website at:

http://manulife.com/public/about/index/0,,lang=en&navId=610011,00.html

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

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 19, 2010.

Manulife Financial Corporation

By:	/S/ ANGELA K. SHAFFER
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2009 (Note 21 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

99.8	Consent of Appointed Actuary