Form 40-F
period 2010-12-31
MANULIFE FINANCIAL CORP
filed 2011-03-18
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number 1-14942

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

Common Shares	1,777,887,785

Class A Shares, Series 1	14,000,000

Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000

Class A Shares, Series 4	18,000,000

Class 1 Shares Series 1	14,000,000

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

Yes  ☐             No  ☐

Principal Documents

The following documents, filed as exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2010 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)); and

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010.

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.3 and 99.4 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this annual Report on Form 40-F.

(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

The Board of Directors of the Company has determined that each of Messrs. DeWolfe, Dineen, Jr., Harding, Helms, Lindsay, Palmer and Thiessen (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at:

40-F2

http://manulife.com/public/files/201/1/CodeofBusinessConductandEthics2010.pdf

Since the adoption of the Code, there have not been any amendments to the Code, other than technical or administrative amendments, nor have there been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2010 and 2009.

(Canadian $ in millions)	Year ended December 31, 2010	Year ended December 31, 2009
Audit fees[1]	$23.5	$23.6
Audit-related fees[2]	1.1	0.3
Tax fees[3]	0.8	0.7
All other fees[4]	0.2	—

Total	$25.6	$24.6

[1]	Includes the annual audit, Sarbanes-Oxley Act of 2002 (“SOX”) attestation, reviews of quarterly reports, statutory audits and regulatory filings.
[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated acquisitions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes passive foreign investment company identification services.

Pre-Approval Policies and Procedures.

The Audit Committee (“Audit Committee”) reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services (the “Protocol”). Under the Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit Committee pursuant to the Protocol. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

40-F3

Note 5	Derivative and Hedging Instruments
Note 7	Risk Management
Note 17	Variable Interest Entities
Note 18	Commitments and Contingencies

Tabular Disclosure of Contractual Obligations.

The required disclosure has been provided under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Richard B. DeWolfe (Chair) Thomas P. d’Aquino Robert E. Dineen, Jr. Robert J. Harding	Luther S. Helms Donald R. Lindsay John R. V. Palmer Gordon G. Thiessen

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

http://manulife.com/public/files/201/1/StatementofCorporateGovernancePractices.pdf

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

40-F-5

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 18, 2011.

Manulife Financial Corporation

By:	/S/ ANGELA K. SHAFFER
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2010 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

99.8	Consent of Appointed Actuary