Form 40-F/A
period 2011-12-31
MANULIFE FINANCIAL CORP
filed 2012-03-23
CIK 1086888

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

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☐ Audited Annual Financial Statements

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

Yes  ☐             No  ☐

Principal Documents

The Annual Information Form, dated March 23, 2012, for the fiscal year ended December 31, 2011, filed as exhibit 99.1 to this Annual Report on Form 40-F/A is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 23, 2012.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Angela K. Shaffer
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated March 23, 2012, for the fiscal year ended December 31, 2011

99.2

Sections of the Proxy Circular or 2011 Annual Report, as applicable, entitled

“Business of the Meeting”,

“Nominees for the Board of Directors”,

“Statement of Corporate Governance Practices”,

“Risk Management and Risk Factors”,

“Asset Liability Management Strategy”,

“Critical Accounting and Actuarial Policies”,

Note 10 to the Consolidated Financial Statements “Risk Management”, and

“Subsidiaries”

(Incorporated by reference into the Annual Information Form, dated March 23, 2012, for the fiscal year ended December 31, 2011)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer