Form 40-F
period 2012-12-31
MANULIFE FINANCIAL CORP
filed 2013-03-15
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission file number 1-14942

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

Common Shares	1,827,721,539

Class A Shares, Series 1	14,000,000

Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000

Class A Shares, Series 4	18,000,000

Class 1 Shares Series 1	14,000,000

Class 1 Shares Series 3	8,000,000

Class 1 Shares Series 5	8,000,000

Class 1 Shares Series 7	10,000,000

Class 1 Shares Series 9	10,000,000

Class 1 Shares Series 11	8,000,000

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

Yes  ☐             No  ☐

Principal Documents

The following documents, filed as exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2012; and

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012.

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.3 and 99.4 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies – Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this annual Report on Form 40-F.

(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at: http://manulife.com/public/files/201/1/CodeofBusinessConductandEthics.pdf

40-F2

Since the adoption of the Code, there have been amendments to the Code to provide clarity and to expand on elements of the existing Code. There have not been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2012 and 2011.

(Canadian $ in millions)	Year ended December 31, 2012	Year ended December 31, 2011
Audit fees [1]	$25.9	$25.6
Audit-related fees [2]	1.9	2.3
Tax fees [3]	0.4	0.2
All other fees [4]	1.6	0.7

Total	$29.8	$28.8

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports, statutory audits and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated transactions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes information security and other advisory services.

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

40-F3

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

Note 5	Derivative and Hedging Instruments

Note 10	Risk Management - Securities Lending, Repurchase and Reverse Repurchase Transactions

Note 18	Consolidated Investments

Note 19	Commitments and Contingencies

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

Identification of the Audit Committee.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Richard B. DeWolfe (Chair) Susan F. Dabarno Robert E. Dineen, Jr. Sheila S. M. Fraser	Robert J. Harding Luther S. Helms John R. V. Palmer Andrea S. Rosen

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 15, 2013.

Manulife Financial Corporation

By:	/s/ Angela K. Shaffer
Name:	Angela K. Shaffer
Title:	Vice President and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2012

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

99.8	Consent of Appointed Actuary