Form 40-F
period 2013-12-31
MANULIFE FINANCIAL CORP
filed 2014-02-26
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Common Shares	1,848,210,523
Class A Shares, Series 1	14,000,000
Class A Shares, Series 2	14,000,000
Class A Shares, Series 3	12,000,000
Class A Shares, Series 4	18,000,000
Class 1 Shares Series 1	14,000,000
Class 1 Shares Series 3	8,000,000
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000

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

Yes  ☐    No   ☐

Principal Documents

The following documents, filed as exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into this annual report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2013; and

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013.

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.3 and 99.4 to this annual report on Form 40-F.

(b) Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(c) Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this annual report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies - Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this annual report on Form 40-F.

Audit Committee Financial Expert.

The Board of Directors of the Company has determined that each of Messrs. Harding, Helms and Palmer and Ms. S. M. Fraser, Ms. S. F. Dabarno and Ms A. S. Rosen, (the “Financial Experts”) has the necessary qualifications to be designated as an “audit committee financial expert” (within the meaning of applicable Securities and Exchange Commission rules). The Financial Experts are independent, as that term is defined by the New York Stock Exchange’s listing standards. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.

Code of Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is available for viewing at:

40-F2

http://manulife.com/public/files/201/1/CodeofBusinessConductandEthics.pdf

Since the adoption of the Code, there have been amendments to the Code to provide clarity and to expand on elements of the existing Code. There have not been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

The following table represents the fees billed by Ernst & Young LLP to the Manulife Financial group of companies in 2013 and 2012.

(Canadian $ in millions)	Year ended December 31, 2013	Year ended December 31, 2012
Audit fees [1]	$25.5	$25.9
Audit-related fees [2]	1.7	1.9
Tax fees [3]	0.3	0.4
All other fees [4]	1.1	1.6

Total	$28.6	$29.8

[1]	Includes the audit of the financial statements of the Company as well as the financial statements of its subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports and regulatory filings.
[2]	Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated transactions.
[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes information security and other advisory services.

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

All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the independent auditor.

40-F3

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 to this annual report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

Note 5	Derivative and Hedging Instruments

Note 10	Risk Management – Securities Lending, Repurchase and Reverse Repurchase Transactions

Note 18	Interests in Structured Entities

Note 19	Commitments and Contingencies

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

Identification of the Audit Committee.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are:

Sheila S. M. Fraser (Chair) Susan F. Dabarno Robert J. Harding	Luther S. Helms John R. V. Palmer Andrea S. Rosen

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

Based on the standards established by the New York Stock Exchange, the Board of Directors of the Company has determined that all but one member of the Board is independent. Mr. Donald A. Guloien is not independent because he is the Company’s President and Chief Executive Officer. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as independent.

Presiding Director at Meetings of Non-Management Directors

Each meeting of the Board and of its Committees is followed by an in-camera meeting at which the independent Chair of the Board or the independent Chair of one of the Committees of the Board acts as Chair of the meeting.

40-F4

Communication with Non-Management Directors

Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company, 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5.

Corporate Governance Guidelines

The Company has established corporate governance guidelines in accordance with the requirements of the New York Stock Exchange. These guidelines, which the Company calls Corporate Governance Practices, are available for viewing on the Company’s website at:

http://manulife.com/public/files/202/1/mfc_proxycircular2012.pdf#page=61

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

Requests for print copies of the above mentioned documents available for viewing on the Company’s website should be made by contacting the Corporate Secretary at the head office of the Company.

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

B. Consent to Service of Process.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on February 26, 2014.

Manulife Financial Corporation

By:	/s/ Stephen Sigurdson
Name:	Stephen Sigurdson
Title:	Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2013

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

99.8	Consent of Appointed Actuary