Form 40-F/A
period 2013-12-31
MANULIFE FINANCIAL CORP
filed 2014-03-21
CIK 1086888

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

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

Yes  ☐            No   ☐

40-F1

Principal Documents

The Annual Information Form, dated March 21, 2014, for the fiscal year ended December 31, 2013, filed as exhibit 99.1 to this annual report on Form 40-F/A is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 21, 2014.

Manulife Financial Corporation

By:	/s/ Stephen P. Sigurdson
Name:	Stephen P. Sigurdson
Title:	Corporate Secretary

40-F2

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated March 21, 2014, for the fiscal year ended December 31, 2013

99.2

Sections of the Proxy Circular entitled

“Business of the Meeting”

“Nominees for the Board of Directors”

“Report of the Audit Committee”

(Incorporated by reference into the Annual Information Form, dated March 21, 2014, for the fiscal year ended December 31, 2013)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer