Form 40-F
period 2014-12-31
MANULIFE FINANCIAL CORP
filed 2015-02-19
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

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

Common Shares	1,864,115,966
Class A Shares, Series 1	14,000,000
Class A Shares, Series 2	14,000,000

Class A Shares, Series 3	12,000,000
Class 1 Shares Series 3	8,000,000
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000

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

Yes  ☐            No   ☑

(Not currently applicable to Registrant)

Principal Documents

The following documents, filed as exhibits 99.1 and 99.2 hereto, are hereby incorporated by reference into this annual report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2014; and

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014.

40-F1

Certifications and Disclosure Regarding Controls and Procedures.

(a)     Certifications. See Exhibits 99.3 and 99.4 to this annual report on Form 40-F.

(b)     Disclosure Controls and Procedures. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies—Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(c)     Management’s Annual Report on Internal Control over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies—Controls and Procedures—Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this annual report on Form 40-F.

(d)     Attestation Report of the Registered Public Accounting Firm. The required disclosure has been provided under the heading “Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this annual report on Form 40-F.

(e)     Changes in Internal Control Over Financial Reporting. The required disclosure has been provided under the heading “Critical Accounting and Actuarial Policies—Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this annual report on Form 40-F.

Audit Committee Financial Expert.

The Board has determined that each member of the Audit Committee is independent and meets the additional independence standards for members of the Audit Committee set out in the Company’s director independence policy in compliance with applicable U.S. securities law requirements, is financially literate as required by the applicable requirements of the New York Stock Exchange and the Canadian Securities Administrators and has the necessary qualifications to be designated as an audit committee financial expert under the Sarbanes-Oxley Act of 2002. The Board’s determination does not make these directors “experts” for any purposes or impose greater duties, obligations or liabilities on them nor does it affect duties, obligations or liabilities of other members of the Board.

40-F2

Code of Business Conduct and Ethics.

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

Principal Accountant Fees and Services.

The table below sets out the fees charged by Ernst & Young LLP for services rendered to the Company and its subsidiaries in each of the past two fiscal years.

Ernst & Young LLP Fees	2014 ($ in millions)	2013 ($ in millions)

Audit Fees: Includes the audit of the financial statements of the Company as well as the financial statements of its subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 attestations, reviews of quarterly reports and regulatory filings.	25.9	25.9

Audit-Related Fees: Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.	2.2	1.7

Tax Fees: Includes tax compliance, tax planning and tax advice services.	0.3	0.2

All Other Fees: Includes information security and other advisory services.	1.5	1.2

TOTAL:	29.9	29.0

Pre-Approval Policies and Procedures.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services (the “Protocol”). Under the Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. The Protocol also requires that any audit or non-audit services that are proposed during the

40-F3

year be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditors’ independence.

Off-Balance Sheet Arrangements.

In addition to the discussion of risk in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this annual report on Form 40-F, the notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this annual report on Form 40-F, include the following disclosures related to off-balance sheet arrangements:

Note 5	Derivative and Hedging Instruments
Note 10	Risk Management—Securities Lending, Repurchase and Reverse Repurchase Transactions
Note 18	Interests in Structured Entities
Note 19	Commitments and Contingencies

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

Sheila S. Fraser (Chair) Susan F. Dabarno Luther S. Helms	John R. V. Palmer Andrea S. Rosen

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence of Directors

A majority of the directors and all members of the Board’s standing committees must be independent so that the Board operates independently of management.

A director is independent if he or she does not have a direct or indirect relationship with the Company that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. The Company has established an independence policy for

40-F4

the Board which is consistent with applicable legal and regulatory requirements, including those established under Canadian and U.S. securities law, the Insurance Companies Act (Canada) and the rules of the New York Stock Exchange. The independence policy is available on our website (www.manulife.com).

Each year the Board, with the assistance of the Corporate Governance and Nominating Committee, reviews the independence of each director and has determined that 13 of the 14 director nominees are independent and that the members of the Audit Committee and the Management Resources and Compensation Committee meet the additional independence requirements for those committees. As CEO, Mr. Guloien is not independent.

Presiding Director at Meetings of Non-Management Directors

The independent directors meet regularly with senior executives and have an opportunity to meet privately without management present during the closed session held at the end of each Board and committee meeting. They may also use these sessions to meet privately with members of management or independent advisors.

In addition, the independent directors meet at least once each year in closed session without the CEO present to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and to approve the Board’s objectives for the following year. In 2014, one such meeting of the independent directors was held.

Communication with Non-Management Directors

Shareholders wishing to contact non-management Directors of the Company may write to the Chairman of the Board, in care of the Corporate Secretary, at the head office of the Company, 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

Corporate Governance Guidelines

The Company’s governance practices are consistent in all material respects with the requirements of the Insurance Companies Act (Canada), the corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (Canada) and by the Canadian Securities Administrators, the New York Stock Exchange corporate governance rules for domestic issuers and the applicable U.S. Securities and Exchange Commission rules and regulations. The Company’s statement of corporate governance practices is included in the Company’s management information circular and is available on the Company’s website at:

http://manulife.com/public/files/202/1/mfc_proxycircular2012.pdf#page=61

Board Committee Charters

The Board has established four standing committees to assist it in fulfilling its mandate: Corporate Governance and Nominating Committee, Audit Committee, Risk Committee and Management Resources and Compensation Committee.

40-F5

All of the members of the standing committees are independent. Each committee reviews and, as necessary, updates its charter every year and monitors compliance with its charter on a regular basis throughout the year. Each committee chair reports to the Board on the committee’s deliberations and any recommendations that require Board approval.

The committee charters and the position description for each committee chair are available on the Company’s website:

http://manulife.com/public/about/index/0,,lang=en&navId=610011,00.html

40-F6

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on February 19, 2015.

Manulife Financial Corporation

By:	/s/ Stephen P. Sigurdson
Name:	Stephen P. Sigurdson
Title:	Executive Vice President and General Counsel

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

99.8	Consent of Appointed Actuary