Form 40-F/A
period 2014-12-31
MANULIFE FINANCIAL CORP
filed 2015-03-20
CIK 1086888

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

Yes  ☐            No   ☒

(Not currently applicable to Registrant)

40-F1

Principal Documents

The Annual Information Form, dated March 20, 2015, for the fiscal year ended December 31, 2014, filed as exhibit 99.1 to this annual report on Form 40-F/A is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on March 20, 2015.

Manulife Financial Corporation

By:	/s/ Stephen P. Sigurdson
Name:	Stephen P. Sigurdson
Title:	Executive Vice President and General Counsel

40-F2

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated March 20, 2015, for the fiscal year ended December 31, 2014

99.2

Sections of the Management Information Circular entitled

“Business of the Meeting”

“Election of Directors – Nominees”

“Report of the Audit Committee”

(Incorporated by reference into the Annual Information Form, dated March 20, 2015, for the fiscal year ended December 31, 2014)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer