Form 40-F
period 2016-12-31
MANULIFE FINANCIAL CORP
filed 2017-02-09
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission file number 1-14942

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   4.90% Senior Notes due 2020, 4.150% Senior Notes due 2026, and 5.375% Senior Notes due 2046

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	1,975,454,900
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000

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

Yes  ☐    No   ☒

40-F 2

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2016;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016; and

(c)	Annual Information Form dated February 9, 2017 for the fiscal year ended December 31, 2016.

40-F 3

Certifications and Disclosure Regarding Controls and Procedures.

(a)    Certifications. The Certificates required by Rule 13a-14(a) and (b) are set forth in Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)    Disclosure Controls and Procedures. The conclusions of Manulife’s principal executive and principal financial officers regarding the effectiveness of Manulife’s disclosure controls and procedures as at December 31, 2016 are set forth under the heading “Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(c)    Management’s Annual Report on Internal Control over Financial Reporting. Management’s report on Manulife’s internal control over financial reporting is set forth under the heading “Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)    Attestation Report of the Registered Public Accounting Firm. Ernst & Young LLP’s attestation report on management’s assessment of internal control over financial reporting is set forth under the heading “Independent Auditors’ Report of Registered Public Accounting Firm on Internal Control Under Standards of The Public Company Accounting Oversight Board (United States)” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e)    Changes in Internal Control Over Financial Reporting. Information regarding any changes in Manulife’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

Information regarding audit committee financial experts is set forth under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated February 9, 2017 for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

40-F 4

Code of Business Conduct and Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees, and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is posted on the corporate governance section of our website and is available for viewing at: http://www.manulife.com/servlet/servlet.FileDownload?file=00P5000000a1MbpEAE

Since the adoption of the Code, there have been amendments to the Code to provide clarity and to expand on elements of the existing Code. There have not been any waivers, including implied waivers, from any provision of the Code.

Principal Accountant Fees and Services.

Information regarding the fees billed by Ernst & Young LLP is set forth under the heading “Audit Committee - External Auditor Service Fees” in the Company’s Annual Information Form dated February 9, 2017 for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

Information regarding Manulife’s pre-approval policies and procedures is set forth under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Company’s Annual Information Form dated February 9, 2017 for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

Information regarding Manulife’s off-balance sheet arrangements is set forth in the discussion of risk in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F. The notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F include the following disclosures related to off-balance sheet arrangements:

Note 5	Derivative and Hedging Instruments
Note 10	Risk Management - Securities Lending, Repurchase and Reverse Repurchase Transactions
Note 17	Interests in Structured Entities
Note 18	Commitments and Contingencies

Tabular Disclosure of Contractual Obligations.

Information regarding Manulife’s contractual obligations is set forth under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

40-F 5

Identification of the Audit Committee.

Information regarding the Audit Committee of Manulife’s Board of Directors is set forth under the heading “Audit Committee - Composition of the Audit Committee in 2016” in the Company’s Annual Information Form (“AIF”) dated February 9, 2017 for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Each year the Board, with the assistance of the Corporate Governance and Nominating Committee, reviews the independence of each director and has determined that 14 of the 15 directors are independent and that the members of the Audit Committee and the Management Resources and Compensation Committee meet the additional independence requirements for those committees. As CEO, Donald Guloien is not independent.

Presiding Director at Meetings of Non-Management Directors.

The independent directors meet regularly with senior executives and have an opportunity to meet privately without management present during the closed session held at each Board and committee meeting. They may also use these sessions to meet privately with members of management or independent advisors.

In addition, the independent directors meet at least once each year in a closed session without the CEO present to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and to approve the Board’s objectives for the following year. In 2016, one such meeting of the independent directors was held which was presided over by the Chairman of the Board.

Communication with Non-Management Directors.

Shareholders wishing to contact non-management Directors of the Company may write to the Chairman of the Board, in care of the Corporate Secretary, at the head office of the Company, 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

40-F 6

Corporate Governance Guidelines.

The Company’s governance practices are consistent in all material respects with the requirements of the Insurance Companies Act (Canada), the corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (Canada) and by the Canadian Securities Administrators, the New York Stock Exchange corporate governance rules for domestic issuers and the applicable U.S. Securities and Exchange Commission rules and regulations. The Company’s statement of corporate governance practices is posted on the corporate governance section of our website and is available at: http://www.manulife.com/servlet/servlet.FileDownload?file=00P5000000dfNfsEAE#Page=96

Board Committee Charters.

The Board has established four standing committees to assist it in fulfilling its mandate: Corporate Governance and Nominating Committee, Audit Committee, Risk Committee, and Management Resources and Compensation Committee.

All of the members of the standing committees are independent. Each committee reviews and, as necessary, updates its charter every year and monitors compliance with its charter on a regular basis throughout the year. Each committee chair reports to the Board on the committee’s deliberations and any recommendations that require Board approval.

The committee charters and the position description for each committee chair are posted on the corporate governance section of our website and are available at: http://www.manulife.com/Board-of-Committees

40-F 7

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, on February 9, 2017.

Manulife Financial Corporation

By:	/s/ James D. Gallagher
Name:	James D. Gallagher
Title:	Executive Vice President and General Counsel

40-F 8

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016

99.3	Annual Information Form dated February 9, 2017 for the fiscal year ended December 31, 2016

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Consent of Appointed Actuary