Form 40-F
period 2019-12-31
MANULIFE FINANCIAL CORP
filed 2020-02-12
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission file number 1-14942

MANULIFE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

6311

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

200 Bloor Street East, NT 9, Toronto, Ontario, Canada M4W 1E5, (416) 926-3000

(Address and telephone number of Registrant’s principal executive offices)

James D. Gallagher, Manulife Financial Corporation, 200 Berkeley Street, Boston, MA 02116, (617) 663-3000

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MFC	New York Stock Exchange

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

Common Shares	1,948,811,715
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000
Class 1 Shares Series 25	10,000,000

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

40-F 2

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2019;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019; and

(c)	Annual Information Form dated February 12, 2020 for the fiscal year ended December 31, 2019.

40-F 3

Certifications and Disclosure Regarding Controls and Procedures.

(a)    Certifications. The Certificates required by Rule 13a-14(a) and (b) are set forth in Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)    Disclosure Controls and Procedures. The conclusions of the principal executive and principal financial officers of Manulife Financial Corporation (the “Company”) regarding the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2019 are set forth under the heading “Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(c)    Management’s Annual Report on Internal Control over Financial Reporting. Management’s report on the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)    Attestation Report of the Registered Public Accounting Firm. Ernst & Young LLP’s attestation report on management’s assessment of internal control over financial reporting is set forth under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors on Internal Control Over Financial Reporting” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e)    Changes in Internal Control over Financial Reporting. Information regarding any changes in the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

Information regarding audit committee financial experts is set forth under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated February 12, 2020 for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

40-F 4

Code of Business Conduct and Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees of the Company and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is posted on the corporate governance section of our website and is available for viewing at: https://www.manulife.com/content/dam/corporate/global/en/documents/corporate-governance/codeofbusinessconductandethics1.pdf

In 2019, the Company made certain amendments to its Code to add the Company’s refreshed corporate values; include text that captures the spirit of the existing diversity policy in Canada; formalize the existing expectation that employees behave professionally in the workplace at all times; require that exceptions to the prohibition on working for outside competitors be approved by the Manulife General Counsel; add a new section captioned “External Directorships” to clarify and expand guidance on reporting and accepting external directorships; and add text to emphasize that employees must only use Company-approved systems and networks. There were no waivers, including implied waivers, from any provision of the Code during 2019.

Principal Accountant Fees and Services.

Information regarding the fees billed by Ernst & Young LLP is set forth under the heading “Audit Committee – External Auditor Service Fees” in the Company’s AIF dated February 12, 2020 for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

Information regarding the pre-approval policies and procedures of the Company’s audit committee is set forth under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Company’s AIF dated February 12, 2020 for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees.

Not Applicable.

Off-Balance Sheet Arrangements.

Information regarding the Company’s off-balance sheet arrangements is set forth in the discussion of risk in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F. The notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F include the following disclosures related to off-balance sheet arrangements:

Note 4	Derivative and Hedging Instruments
Note 8	Risk Management - Securities Lending, Repurchase and Reverse Repurchase Transactions
Note 17	Interests in Structured Entities
Note 18	Commitments and Contingencies

40-F 5

Tabular Disclosure of Contractual Obligations.

Information regarding the Company’s contractual obligations is set forth under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Information regarding the Audit Committee of the Company’s Board of Directors is set forth under the heading “Audit Committee – Composition of the Audit Committee” in the Company’s AIF dated February 12, 2020 for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

40-F 6

Corporate Governance Guidelines.

The Company’s governance practices are consistent in all material respects with the requirements of the Insurance Companies Act (Canada), the corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (Canada) and by the Canadian Securities Administrators, the New York Stock Exchange corporate governance rules for domestic issuers and the applicable U.S. Securities and Exchange Commission rules and regulations. The Company’s statement of corporate governance practices is posted on the corporate governance section of our website and is available at: https://www.manulife.com/en/about/corporate-governance.html

Board Committee Charters.

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

The committee charters and the position description for each committee chair are posted on the corporate governance section of our website and are available at: https://www.manulife.com/en/about/corporate-governance.html

Mine Safety Disclosure.

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

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, on February 12, 2020.

Manulife Financial Corporation

By:	/s/ James D. Gallagher
Name:	James D. Gallagher
Title:	General Counsel

40-F 8

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019

99.3	Annual Information Form dated February 12, 2020 for the fiscal year ended December 31, 2019

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Consent of Appointed Actuary

101	Interactive Data File

mfc-20191231.xml

mfc-20191231.xsd

mfc-20191231_cal.xml

mfc-20191231_def.xml

mfc-20191231_lab.xml

mfc-20191231_pre.xml