Form 40-F
period 2020-12-31
MANULIFE FINANCIAL CORP
filed 2021-02-10
CIK 1086888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission file number 1-14942

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. 4.150% Senior Notes due 2026, 2.484% Senior Notes due 2027, 5.375% Senior Notes due 2046, and 4.061% Subordinated Notes due 2032

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	1,940,248,628
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000
Class 1 Shares Series 25	10,000,000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

40-F 2

Principal Documents

The following documents, filed as exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report:

(a)	Consolidated Financial Statements for the fiscal year ended December 31, 2020;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and

(c)	Annual Information Form dated February 10, 2021 for the fiscal year ended December 31, 2020.

40-F 3

Certifications and Disclosure Regarding Controls and Procedures.

(a)    Certifications. The Certificates required by Rule 13a-14(a) and (b) are set forth in Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)    Disclosure Controls and Procedures. The conclusions of the principal executive and principal financial officers of Manulife Financial Corporation (the “Company”) regarding the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2020 are set forth under the heading “Controls and Procedures – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(c)    Management’s Annual Report on Internal Control over Financial Reporting. Management’s report on the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)    Attestation Report of the Registered Public Accounting Firm. Ernst & Young LLP’s attestation report on management’s assessment of internal control over financial reporting is set forth under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Manulife Financial Corporation – Opinion on Internal Control Over Financial Reporting” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(e)    Changes in Internal Control over Financial Reporting. Information regarding any changes in the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Audit Committee Financial Expert.

Information regarding audit committee financial experts is set forth under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated February 10, 2021 for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

40-F 4

Code of Business Conduct and Ethics.

The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees of the Company and that qualifies as a “code of ethics” as that term is defined in Form 40-F. The Code is posted on the corporate governance section of our website and is available for viewing at: https://www.manulife.com/content/dam/corporate/global/en/documents/corporate-governance/codeofbusinessconductandethics1.pdf

In 2020, the Company made certain amendments to its Code, in addition to making administrative updates to the Code, including: incorporating text from existing Human Resources policies on workplace gambling and solicitation and distribution of non-work-related materials; clarifying the existing expectation regarding reporting to Employee Relations intimate personal relationships between employees to include relationships between employees and any person who is in an actual or perceived position of power or influence or who could provide input on the employee’s performance or career; clarifying the definition of “items of value” in the context of gifts to public officials or public entities; explaining that the appearance of a conflict of interest raises the same concerns as an actual conflict of interest and should be treated with the same level of caution; and providing additional guidance to assist employees in self-identifying potential conflicts of interest. There were no waivers, including implied waivers, from any provision of the Code during 2020.

Principal Accountant Fees and Services.

Information regarding the fees billed by Ernst & Young LLP is set forth under the heading “Audit Committee – External Auditor Service Fees” in the Company’s AIF dated February 10, 2021 for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

Information regarding the pre-approval policies and procedures of the Company’s audit committee is set forth under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Company’s AIF dated February 10, 2021 for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees.

Not Applicable.

Off-Balance Sheet Arrangements.

Information regarding the Company’s off-balance sheet arrangements is set forth in the discussion of risk in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F. The notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F include the following disclosures related to off-balance sheet arrangements:

40-F 5

Note 4	Derivative and Hedging Instruments
Note 8	Risk Management - Securities Lending, Repurchase and Reverse Repurchase Transactions
Note 17	Interests in Structured Entities
Note 18	Commitments and Contingencies

Tabular Disclosure of Contractual Obligations.

Information regarding the Company’s contractual obligations is set forth under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Information regarding the Audit Committee of the Company’s Board of Directors is set forth under the heading “Audit Committee – Composition of the Audit Committee” in the Company’s AIF dated February 10, 2021 for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

All of the members of the standing committees are independent. Each committee reviews and, as necessary, updates its charter every year and monitors compliance with its charter on a regular basis. Each committee chair reports to the Board on the committee’s deliberations and any recommendations that require Board approval.

The committee charters and the position description for the committee chairs are posted on the corporate governance section of our website and are available at: https://www.manulife.com/en/about/corporate-governance.html

Mine Safety Disclosure.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, on February 10, 2021.

Manulife Financial Corporation

By:	/s/ James D. Gallagher
Name:	James D. Gallagher
Title:	General Counsel

40-F 8

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020

99.3	Annual Information Form dated February 10, 2021 for the fiscal year ended December 31, 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Consent of Appointed Actuary

101	Interactive Data File

mfc-20201231.xml

mfc-20201231.xsd

mfc-20201231_cal.xml

mfc-20201231_def.xml

mfc-20201231_lab.xml

mfc-20201231_pre.xml