Form 40-F
period 2024-12-31
MANULIFE FINANCIAL CORP
filed 2025-02-19
CIK 1086888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024      Commission file number 1-14942

MANULIFE FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)
6311
(Primary Standard Industrial Classification Code Number (if applicable))
Not applicable
(I.R.S. Employer Identification Number (if applicable))
200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (416) 926-3000
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
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual Information Form☑  Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	1,728,734,607
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,537,903
Class 1 Shares Series 4	1,462,097
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 25	10,000,000
Class 1 Shares Series 27[1]	2,000,000
Class 1 Shares Series 28[2]	1,200,000
Class 1 Shares Series 29[3]	1,000,000
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes	☑	No	☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging Growth Company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†
provided pursuant to Section 13(a) of the Exchange Act.  ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Auditor Name:  Ernst & Young LLPAuditor Location:  Toronto, Ontario, Canada
40-F 3
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
included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

40-F  4
Principal Documents
The following documents, filed as exhibits 99.1, 99.2, and 99.3 hereto, are hereby incorporated by reference into this Annual Report:
(a)Consolidated Financial Statements for the fiscal year ended December 31, 2024;
(b)Management’s Discussion and Analysis for the fiscal year ended December 31, 2024; and
(c)Annual Information Form dated February 19, 2025 for the fiscal year ended December 31, 2024.
40-F  5
Certifications and Disclosure Regarding Controls and Procedures.
(a)Certifications. The Certificates required by Rule 13a-14(a) and (b) are set forth in Exhibits 99.4, 99.5, 99.6 and 99.7 to this
Annual Report on Form 40-F.
(b)Disclosure Controls and Procedures. The conclusions of the principal executive and principal financial officers of Manulife
Financial Corporation (the “Company”) regarding the effectiveness of the Company’s disclosure controls and procedures as at
December 31, 2024 are set forth under the heading “Controls and Procedures – Disclosure Controls and Procedures” in the Company’s
Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on
Form 40-F.
(c)Management’s Annual Report on Internal Control over Financial Reporting. Management’s report on the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Management’s Report on Internal Control over
Financial Reporting” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as
Exhibit 99.2 to this Annual Report on Form 40-F.
(d)Attestation Report of the Registered Public Accounting Firm. Ernst & Young LLP’s attestation report on management’s assessment of internal control over financial reporting is set forth under the heading “Report of Independent Registered Public
Accounting Firm to the Shareholders and Board of Directors of Manulife Financial Corporation – Opinion on Internal Control Over
Financial Reporting” in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2024, filed as Exhibit
99.1 to this Annual Report on Form 40-F.
(e)Changes in Internal Control over Financial Reporting. Information regarding any changes in the Company’s internal control over financial reporting is set forth under the heading “Controls and Procedures – Changes in Internal Control over Financial Reporting”
in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this
Annual Report on Form 40-F.
Audit Committee Financial Expert.
Information regarding audit committee financial experts is set forth under the heading “Audit Committee” in the Company’s Annual
Information Form (“AIF”) dated February 19, 2025 for the fiscal year ended December 31, 2024, filed as Exhibit 99.3 to this Annual
Report on Form 40-F.
Code of Business Conduct and Ethics.
The Company has adopted a Code of Business Conduct and Ethics (“Code”) that applies to all directors, officers and employees of the
Company and that qualifies as a “code of ethics” as that term is defined in Form 40-F.  The Code is filed as Exhibit 99.10 to this Annual
Report on Form 40-F.
The Code is posted on the corporate governance section of our website and is available for viewing at:
https://www.manulife.com/content/dam/corporate/global/en/documents/corporate-governance/MFC_COBC_EN.pdf. Any amendments to the Code will be posted at our website at such internet address.
In 2024, the Company made certain amendments to its Code, in addition to making administrative updates to the Code, including:
•The obligation to report foreign interference in response to the new OSFI Integrity & Security Guideline;
•Additional guidance on culture and conduct and treating customers fairly;
•Revisions to language on unfair business practices related to illegal insurance rebating; and
•Enhanced guidance on shared business entertainment, external directorships and the use of artificial intelligence.
There were no waivers, including implied waivers, from any provision of the Code during 2024.
Principal Accountant Fees and Services.
Information regarding the fees billed by Ernst & Young LLP is set forth under the heading “Audit Committee – External Auditor Service
Fees” in the Company’s AIF dated February 19, 2025 for the fiscal year ended December 31, 2024, filed as Exhibit 99.3 to this Annual
Report on Form 40-F.
40-F  6
Pre-Approval Policies and Procedures.
Information regarding the pre-approval policies and procedures of the Company’s audit committee is set forth under the heading “Audit
Committee – Pre-Approval Policies and Procedures” in the Company’s AIF dated February 19, 2025 for the fiscal year ended December
31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.
Hours Expended on Audit Attributed to Persons Other than the Principal Accountant’s Employees.
Not Applicable.
Off-Balance Sheet Arrangements.
Information regarding the Company’s off-balance sheet arrangements is set forth in the discussion of risk in the Company’s
Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on
Form 40-F. The notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2024, filed as Exhibit 99.1 to this
Annual Report on Form 40-F include the following disclosures related to off-balance sheet arrangements:

Note 8	Risk Management - Securities Lending, Repurchase and Reverse Repurchase Transactions
Note 17	Interests in Structured Entities
Note 18	Commitments and Contingencies
Tabular Disclosure of Contractual Obligations.
Information regarding the Company’s contractual obligations is set forth under the heading “Additional Disclosures – Contractual
Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit
99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee.
Information regarding the Audit Committee of the Company’s Board of Directors (the “Board”) is set forth under the heading “Audit
Committee – Composition of the Audit Committee” in the Company’s AIF dated February 19, 2025 for the fiscal year ended December
31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.
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
Each year the Board, with the assistance of the Corporate Governance and Nominating Committee, reviews the independence of each director and has determined that 12 of the 13 directors serving on the Board as of December 31, 2024 are independent and that the members of the Audit Committee and the Management Resources and Compensation Committee meet the additional independence requirements for those committees. As CEO, Roy Gori is not independent.
Presiding Director at Meetings of Non-Management Directors.
The independent directors meet regularly with senior executives and have an opportunity to meet privately without management present during closed sessions held at each Board and committee meeting. They may also use these sessions to meet privately with members of management or independent advisors.
In addition, the independent directors meet without the CEO present to review the performance and approve the compensation of the
CEO, to review the Board’s effectiveness assessments and to approve the Board’s objectives for the following year.
40-F  7
Communication with Non-Management Directors.
Shareholders wishing to contact non-management directors of the Company may write to the Chair of the Board, in care of the Corporate
Secretary, at the head office of the Company, 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
Corporate Governance Guidelines.
The Company’s governance practices are consistent in all material respects with the requirements of the Insurance Companies Act
(Canada), the corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (Canada) and by
the Canadian Securities Administrators, the New York Stock Exchange corporate governance rules for domestic issuers and the applicable U.S. Securities and Exchange Commission rules and regulations. The Company’s statement of corporate governance practices is posted on the corporate governance section of our website and is available at: https://www.manulife.com/en/about/corporate-
governance.html
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
deliberations and any recommendations that require Board approval.
The committee charters and the position description for the committee chairs are posted on the corporate governance section of our website and are available at: https://www.manulife.com/en/about/corporate-governance.html
40-F  8
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.Undertaking.
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
B.Consent to Service of Process.
The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this
Annual Report arises.
Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.
SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, on February 19, 2025.

Manulife Financial Corporation

By:	/s/ James D. Gallagher
Name:	James D. Gallagher
Title:	General Counsel
EXHIBIT INDEX

Exhibit	Description
97.1	Executive Officer Clawback Policy
99.1	Consolidated Financial Statements for the fiscal year ended December 31, 2024
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024
99.3	Annual Information Form dated February 19, 2025 for the fiscal year ended December 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Appointed Actuary
99.10	Code of Business Conduct and Ethics
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)